**ANGLO AMERICAN**

05011790

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

29 September, 2005

SUPPL



Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR Shareholding X 2
- Butterfield Trust X 2

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 20 copies



dw10/18

AVS 223612
RNS 9446R

ANGLO AMERICAN PLC
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom
29 September 2005

## ANGLO AMERICAN PLC (the "Company")

AngloGold Ashanti Limited, a subsidiary of the Company, has granted options as outlined below to Mr R M Godsell, a Non-Executive Director of the Company, under the terms of the AngloGold Share Incentive Scheme.

| | |
|---|---|
| Date of grant: | 4 May 2005 |
| Strike price: | NIL cost to participant |
| Vesting date: | The bonus share plan provides for the vesting of options, in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting. Options granted in terms of the long-term incentive plan vest three years after date of grant, to the extent that the performance conditions, under which the options were granted, are met. Any options not exercised by 4 May 2015 will lapse. |
| Class of security: | Options to acquire ordinary shares of AngloGold Ashanti Limited |
| Type of interest: | Direct beneficial |

| Name | Designation – AngloGold Ashanti | Bonus Share Plan | Long-Term Incentive Plan |
|---|---|---|---|
| Godsell : RM | Director | 10,135 | 30,400 |

The Company was advised of this transaction on 28 September 2005.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
Anglo American plc
29 September 2005

Avs 223612
RNS 9446R

ANGLO AMERICAN PLC
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom
29 September 2005

## ANGLO AMERICAN PLC (the "Company")

AngloGold Ashanti Limited, a subsidiary of the Company, has granted options as outlined below to Mr R M Godsell, a Non-Executive Director of the Company, under the terms of the AngloGold Share Incentive Scheme.

| | |
|---|---|
| Date of grant: | 4 May 2005 |
| Strike price: | NIL cost to participant |
| Vesting date: | The bonus share plan provides for the vesting of options, in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting. Options granted in terms of the long-term incentive plan vest three years after date of grant, to the extent that the performance conditions, under which the options were granted, are met. Any options not exercised by 4 May 2015 will lapse. |
| Class of security: | Options to acquire ordinary shares of AngloGold Ashanti Limited |
| Type of interest: | Direct beneficial |

| Name | Designation – AngloGold Ashanti | Bonus Share Plan | Long-Term Incentive Plan |
|---|---|---|---|
| Godsell : RM | Director | 10,135 | 30,400 |

The Company was advised of this transaction on 28 September 2005.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
Anglo American plc
29 September 2005

Avs 223612
RNS 9446R

ANGLO AMERICAN PLC
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom
29 September 2005

## ANGLO AMERICAN PLC (the "Company")

AngloGold Ashanti Limited, a subsidiary of the Company, has granted options as outlined below to Mr R M Godsell, a Non-Executive Director of the Company, under the terms of the AngloGold Share Incentive Scheme.

| | |
|---|---|
| Date of grant: | 4 May 2005 |
| Strike price: | NIL cost to participant |
| Vesting date: | The bonus share plan provides for the vesting of options, in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting. Options granted in terms of the long-term incentive plan vest three years after date of grant, to the extent that the performance conditions, under which the options were granted, are met. Any options not exercised by 4 May 2015 will lapse. |
| Class of security: | Options to acquire ordinary shares of AngloGold Ashanti Limited |
| Type of interest: | Direct beneficial |

| Name | Designation – AngloGold Ashanti | Bonus Share Plan | Long-Term Incentive Plan |
|---|---|---|---|
| Godsell : RM | Director | 10,135 | 30,400 |

The Company was advised of this transaction on 28 September 2005.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
Anglo American plc
29 September 2005

AVS 223612
RNS 9446R

ANGLO AMERICAN PLC
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom
29 September 2005

# ANGLO AMERICAN PLC (the "Company")

AngloGold Ashanti Limited, a subsidiary of the Company, has granted options as outlined below to Mr R M Godsell, a Non-Executive Director of the Company, under the terms of the AngloGold Share Incentive Scheme.

| | |
|---|---|
| Date of grant: | 4 May 2005 |
| Strike price: | NIL cost to participant |
| Vesting date: | The bonus share plan provides for the vesting of options, in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting. Options granted in terms of the long-term incentive plan vest three years after date of grant, to the extent that the performance conditions, under which the options were granted, are met. Any options not exercised by 4 May 2015 will lapse. |
| Class of security: | Options to acquire ordinary shares of AngloGold Ashanti Limited |
| Type of interest: | Direct beneficial |

| Name | Designation – AngloGold Ashanti | Bonus Share Plan | Long-Term Incentive Plan |
|---|---|---|---|
| Godsell : RM | Director | 10,135 | 30,400 |

The Company was advised of this transaction on 28 September 2005.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
Anglo American plc
29 September 2005

ARS 987182
RNS 5550R

# ANGLO AMERICAN PLC (the "Company")

**PDMR/DIRECTORS' INTERESTS**

On 21 September 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following director had acquired shares on 20 September 2005.

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 67 at £16.01 per share |

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

N Jordan
Company Secretary
21 September 2005

AVS 987182
RNS 5550R

## ANGLO AMERICAN PLC (the "Company")

**PDMR/DIRECTORS' INTERESTS**

On 21 September 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following director had acquired shares on 20 September 2005.

| **Name of Director** | **Number of Ordinary Shares of US$0.50 each** |
|---|---|
| Dr C E Fay | 67 at £16.01 per share |

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

N Jordan
Company Secretary
21 September 2005

AVS 987182
RNS 5550R

## ANGLO AMERICAN PLC (the "Company")

**PDMR/DIRECTORS' INTERESTS**

On 21 September 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following director had acquired shares on 20 September 2005.

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 67 at £16.01 per share |

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

N Jordan
Company Secretary
21 September 2005

AVS 987182
RNS 5550R

# ANGLO AMERICAN PLC (the "Company")

**PDMR/DIRECTORS' INTERESTS**

On 21 September 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following director had acquired shares on 20 September 2005.

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 67 at £16.01 per share |

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

N Jordan
Company Secretary
21 September 2005

AVS 987182
RNS 5550R

# ANGLO AMERICAN PLC (the "Company")

## PDMR/DIRECTORS' INTERESTS

On 21 September 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following director had acquired shares on 20 September 2005.

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 67 at £16.01 per share |

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

N Jordan
Company Secretary
21 September 2005

ANS 731950
RNS 7089R

# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 42,148,262 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 19 September 2005 | 324,320 |
| 20 September 2005 | 232,462 |
| 21 September 2005 | 287,626 |
| 22 September 2005 | 179,486 |
| 23 September 2005 | 137,400 |

The Company was advised of these transactions on 23 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

ARS 731950
RNS 7089R

# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 42,148,262 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 19 September 2005 | 324,320 |
| 20 September 2005 | 232,462 |
| 21 September 2005 | 287,626 |
| 22 September 2005 | 179,486 |
| 23 September 2005 | 137,400 |

The Company was advised of these transactions on 23 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

ARS 731950
RNS 7089R

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 42,148,262 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 19 September 2005 | 324,320 |
| 20 September 2005 | 232,462 |
| 21 September 2005 | 287,626 |
| 22 September 2005 | 179,486 |
| 23 September 2005 | 137,400 |

The Company was advised of these transactions on 23 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

AK 731950
RNS 7089R

# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 42,148,262 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 19 September 2005 | 324,320 |
| 20 September 2005 | 232,462 |
| 21 September 2005 | 287,626 |
| 22 September 2005 | 179,486 |
| 23 September 2005 | 137,400 |

The Company was advised of these transactions on 23 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

ARS 731950
RNS 7089R

# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 42,148,262 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 19 September 2005 | 324,320 |
| 20 September 2005 | 232,462 |
| 21 September 2005 | 287,626 |
| 22 September 2005 | 179,486 |
| 23 September 2005 | 137,400 |

The Company was advised of these transactions on 23 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 4027R

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 43,309,556 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 September 2005 | 13,800 |
| 13 September 2005 | 35,100 |
| 14 September 2005 | 18,008 |
| 15 September 2005 | 158,484 |
| 16 September 2005 | 244,716 |

The Company was advised of these transactions on 16 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 4027R

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 43,309,556 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 September 2005 | 13,800 |
| 13 September 2005 | 35,100 |
| 14 September 2005 | 18,008 |
| 15 September 2005 | 158,484 |
| 16 September 2005 | 244,716 |

The Company was advised of these transactions on 16 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 4027R

# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 43,309,556 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 September 2005 | 13,800 |
| 13 September 2005 | 35,100 |
| 14 September 2005 | 18,008 |
| 15 September 2005 | 158,484 |
| 16 September 2005 | 244,716 |

The Company was advised of these transactions on 16 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

RNS 4027R

# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 43,309,556 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 September 2005 | 13,800 |
| 13 September 2005 | 35,100 |
| 14 September 2005 | 18,008 |
| 15 September 2005 | 158,484 |
| 16 September 2005 | 244,716 |

The Company was advised of these transactions on 16 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell

AVS 840757
RNS 4027R

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 43,309,556 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 September 2005 | 13,800 |
| 13 September 2005 | 35,100 |
| 14 September 2005 | 18,008 |
| 15 September 2005 | 158,484 |
| 16 September 2005 | 244,716 |

The Company was advised of these transactions on 16 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

PDMRs

A E Redman

R J King

P L Zim

P M Baum

R Havenstein

R M Godsell